Exhibit 10.7

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement ("Agreement") is made and entered into as of January 1, 2007 (the "Effective Date") between Independence Holding Company, a Delaware company (the "IHC") and Jeffrey Smedsrud (the "Executive").

Recitals

A. IHC and the Executive are parties to that certain Employment Agreement, dated as of March 6, 2006 (the "Original Agreement").

B. IHC and its affiliates (collectively, the "Company") have acquired, as of January 1, 2007, CA Marketing and Management Services, LLC, Minnesota limited liability company ("CAM"), from the Executive, such acquisition including the merger of CAM with and into IHC Health Solutions, Inc., a Delaware corporation ("Health Solutions").

C. The parties hereto intend to amend and restate the Original Agreement in its entirety on the terms and conditions set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties agree as follows:

1. Employment.

    (a) General; Termination of Prior Agreement. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company, on the terms and conditions set forth herein. The Original Agreement is hereby terminated as of the Effective Date, and thereafter will no longer be binding upon the parties thereto and of no further force or effect; provided, however, that this Section 1(a) shall not be interpreted as affecting the enforceability of the Original Agreement with respect to the period prior to the Effective Date.

    (b) Duties of Executive. During the term of this Agreement, the Executive agrees:

    (i) to serve as the Senior Vice President and Chief Strategic Development Officer of IHC, the Chief Executive Officer and President of CA Insurance Services LLC ("CAIS") and the Chief Executive Officer and President of Health Solutions, to diligently perform all services as may be assigned to him by or under the direction of the Chief Executive Officer of IHC and to exercise such power and authority as may from time to time be delegated to him by the Chief Executive Officer of IHC;

    (ii) to use his best efforts to devote all of his professional time and attention to the business and affairs of the Company, render such services to the best of his ability, and use his best efforts to promote the interests of the Company;

(iii) to not perform any activities or services, or accept such other employment which would be inconsistent with this Agreement, the employment relationship between the parties, or would interfere with or present a conflict of interest concerning Executive's employment with the Company; provided Executive shall continue to serve as the Chief Executive Officer of Communicating for Agriculture and the Self-Employed, Inc., Smedsrud, Inc., and CAEP, LLC, and further provided that activities on behalf of those companies performed by executive during his personal time are deemed to be permitted activities under this agreement; and

(iv) that his employment with the Company is conditioned upon Executive adhering to and complying with the business practices and requirements of ethical conduct set forth in writing from time to time by the Company in its employee manual or similar publication.

2. Term.

(a) Initial Term. The employment of the Executive hereunder shall commence on the Effective Date and expire on the date that is three (3) years thereafter (the "Initial Term").

(b) Renewal Terms. The term of this Agreement shall be automatically extended for successive one (1) year periods after the Initial Term (each, a "Renewal Period") unless either the Company or Executive shall have given thirty (30) days prior written notice to the other party that the Term shall not be so extended. The Initial Term together with each Renewal Period, if any, is collectively referred to herein as the "Term."

3. Compensation.

(a) Compensation. During the Term of this Agreement, the Executive shall receive a base salary at the annual rate of Three Hundred Twenty Thousand Dollars ($320,000) (the "Base Salary"), with such Base Salary payable in installments consistent with the Company's normal payroll schedule, subject to applicable withholding and other taxes. Upon mutual agreement of the parties hereto, a portion of the Executive's Base Salary may be payable in shares of IHC common stock, on such terms and conditions as the parties hereto may agree.

(b) Incentive Compensation. The Executive shall receive during the Term of this Agreement an annual discretionary cash bonus to be determined by the Chief Executive Officer of the Company and approved by the Compensation Committee of the Board of Directors of the Company.

4. Expense Reimbursement and Other Benefits.

    (a) Reimbursable Expenses. During the term of the Executive's employment hereunder, the Company, upon the submission of proper substantiation by the Executive, shall reimburse the Executive for all reasonable business expenses actually and necessarily paid or incurred by the Executive in the course of and pursuant to the business of the Company. Notwithstanding the above, any single expense greater than ten thousand dollars ($10,000) must first be approved by the Chief Executive Officer of the Company.

    (b) Additional Allowances. In addition, during the period the Executive's employment hereunder, the Company shall pay to the Executive: (i) twenty-two thousand five hundred dollars ($22,500) per year in connection with the Executive's utilization of certain Arizona real property owned by the Executive for business purposes; (ii) annual dues and reasonable incidental expenses incurred for business purposes at the Bearpath Country Club, such club-related amounts not to exceed fifteen thousand dollars ($15,000) per year, in the aggregate; and (iii) an auto allowance not to exceed ten thousand ($10,000) annually, applicable to all expenses incurred in business-related car use, such expenses including, without limitation, auto insurance, gasoline and maintenance.

    (c) Other Benefits. In addition, during the term of the Executive's employment hereunder, the Executive shall be entitled to participate in all medical and hospitalization, group life, and any and all other insurance plans as are presently and from time to time hereinafter provided by IHC to its senior management. The Executive shall be entitled to vacations in accordance with IHC's prevailing policy for its senior management; *provided, however*, that in no event may the Executive's annual vacation privilege be less than four weeks or be taken at a time when to do so could adversely affect IHC's business. The Company shall allow the Executive to participate in a 401(k) plan or similar tax-sheltered retirement account.

5. Termination.

    (a) Termination for Cause. The Company shall at all times have the right, upon 20 business days prior written notice (the "Notice Period") to the Executive, to terminate the Executive's employment hereunder for "Cause" (as hereinafter defined). For purposes of this Agreement, the term "Cause" shall mean (i) the repeated failure or refusal of the Executive to perform the duties or render the services reasonably assigned to him from time to time by the Chief Executive Officer of the Company or the Board of the Company(except during reasonable vacation periods or sick leave), (ii) gross negligence or willful misconduct by the Executive in the performance of this duties as an employee of the Company, (iii) the charging or indictment of the Executive in connection with a felony; (iv) the association, directly or indirectly of the Executive, for his profit or financial benefit, with any person, firm, partnership, association, entity, or corporation that competes, in any material way, with the Company (except that

Executive is permitted to continue his activities with those companies listed in section 1(b)(iii) above, (v) the intentional disclosing or using of any material "Confidential information" or "Trade Secrets" (as those terms are hereinafter defined) of the Company at any time by the Executive, except as required in connection with his duties to the Company or as required by law, (vi) the breach by the Executive of his fiduciary duty or duty of trust to the Company, including the commission by the Executive of an act of fraud or embezzlement against the Company, (vii) chronic absenteeism, (viii) chronic substance abuse, or (ix) any other material breach by the Executive of any of the terms or provisions of this Agreement or any other agreement between the Company and the Executive, which is not cured during the Notice Period. Upon any termination pursuant to this Section 5(a), the Executive shall be entitled to be paid his Base Salary to the date of termination specified in such notice (the "Termination Date") and the Company shall have no further liability hereunder, other than for reimbursement for reasonable business expenses incurred prior to the date of termination.

(b)   Disability. The Company shall at all times have the right, upon written notice to the Executive, to terminate the Executive's employment hereunder, if the Executive shall, as the result of mental or physical incapacity, illness, or disability, become unable to perform his duties hereunder, for in excess of one hundred twenty (120) days in any 12-month period. Upon any termination pursuant to this Section 5(b), the Company shall pay to the Executive any unpaid Base Salary accrued through the effective date of termination and the Company shall have no further liability hereunder other than for reimbursement for reasonable business expenses incurred prior to the date of termination.

(c)   Death. In the event of the death of the Executive during the term of his employment hereunder, the Company shall pay to the estate of the deceased Executive any unpaid Base Salary accrued through the date of this death and the Company shall have no further liability hereunder, other than for reimbursement for reasonable business expenses incurred prior to the date of the Executive's death).

(d)   Termination Without Cause. (a) the Company shall have the right to terminate the Executive's employment hereunder by written notice to the Executive, including the effective date of termination (the "Termination Date"), at any time on or following the third anniversary of the Effective Date, and (b) the following events shall be deemed to be a termination without cause, subject to all of the provisions of this Section: (1) any requirement by the Company to the Executive that he relocate more than fifty (50) miles outside of Minneapolis, Minnesota, as a condition of continued employment and without consent, provided that Executive has declined to accept the relocation, (2) any material change in job duties, provided that Executive has declined to accept the change, and (3) a Change in Control of IHC. Material change in job duties shall mean a material increase in workload or material decrease in position, duties, or responsibilities. A "Change in Control" shall mean the occurrence of any one or more of the following events:

(i) a change in the ownership of fifty percent (50%) or more of IHC's outstanding common stock, within a twelve (12) month period; or

(ii) the stockholders of IHC approve a merger or consolidation of IHC with any other corporation, other than a merger or consolidation which would result in the voting stock of IHC outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting stock or the other voting securities of such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the stockholders of IHC approve a plan of complete liquidation of IHC or an agreement for the sale or disposition by IHC of all substantially all of the IHC's assets.

However, in no event shall a Change in Control be deemed to have occurred, if the Executive is part of a purchasing group which consummates the Change in Control transaction. The Executive shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Executive is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (a) passive ownership of less than 5% of the stock of the purchasing company or (b) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the nonemployee directors). The Board of Directors of IHC has final authority to determine the exact date on which a Change in Control has been deemed to have occurred under subparagraphs (i), (ii) and (iii) above.

In the event of a termination without cause, the Company shall (i) pay to the Executive any unpaid Base Salary accrued through the Termination Date, and (ii) pay Executive's Base Salary for the balance of the Initial Term or for a one year period following the Termination Date, whichever is greater, to be paid as defined and in the manner set forth in Section 3(a) hereof (the "Severance Period"). Notwithstanding the foregoing, the Company shall only be obligated to make severance payments if the Executive delivers to the Company within seven (7) business days from receipt of the Termination Date a release in form and substance reasonably satisfactory to the Company releasing the Company and its affiliates from any claims arising out of or related to this Agreement or the Executive's employment with the Company or termination thereof, and so long as the Executive complies with Section 6, in all material respects during such Severance Period.

6.   Restrictive Covenants.

   (a)   Non-competition.

      (i)   Without the prior written consent of the Company, the Executive shall not, during his employment and for a period of one (1) year from and after the later of the Termination Date for or without cause or resignation, compete in any way with the Company by aiding, creating, or participating with any business which engages or plans to engage in the Business, as defined in clause (vi) following, as of the Termination Date, including (1) directly or indirectly acquire or own in any manner any interest in any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or any of its affiliates, anywhere in the United States (the "Territory"), (2) be employed by or serve as an employee, agent, officer, director of, or as a consultant to, any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or any of its affiliates within the Territory, or (3) utilize his special knowledge of the business of the Company and his or its relationships with customers, suppliers and others to compete with Company and/or any of its affiliates.

      (ii)   The Executive acknowledges and agrees that the covenants provided for in this Section 6(a) are reasonable and necessary in terms of time, area and line of business to protect the Company's Trade Secrets.

      (iii)   The Executive further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the Company's legitimate business interests, which include its interests in protecting the Company's (1) valuable confidential business information, (2) substantial relationships with customers throughout the United States, and (3) customer goodwill associated with the ongoing Business.

      (iv)   Executive expressly authorizes the enforcement of the covenants provided for in this Section 6(a) by (1) the Company and its affiliates, (2) the Company's permitted assigns, and (3) any successors to the Company's business.

      (v)   To the extent that the covenants provided for in this Section 6(a) may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision. The provision as modified shall then be enforced.

      (vi)   "Business" means the administration and distribution of life and health insurance, and such other business as encompassed by or reasonably connected with the business and operations of the Company and its affiliates.

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(b)   <u>Nondisclosure.</u>   While employed by the Company and for one (1) year thereafter, Executive shall not divulge, communicate, use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any "Confidential Information" pertaining to the Company or its affiliates. Any confidential information or data now known or hereafter acquired by the Executive with respect to the Company or its affiliates shall be deemed a valuable, special and unique asset of the Company that is received by the Executive in confidence and as a fiduciary, and Executive shall remain a fiduciary to the Company with respect to all of such information. For purposes of this Agreement, the following terms when used in this Agreement have the meanings set forth below:

(i)   "<u>Confidential Information</u>" means confidential data and confidential information relating to the business of the Company or its affiliates (which does not rise to the status of a Trade Secret under applicable law) which is or has been disclosed to the Executive or of which the Executive sold to Company through the Stock Purchase Agreement, the Executive became aware as a consequence of or through his employment with the Company, or which has value to the Company or its affiliates and is not generally known to the competitors of the Company. Confidential Information shall not include any data or information that (i) has been voluntarily disclosed to the general public by the Company or its affiliates, (ii) has been independently developed and disclosed to the general public by others, or (iii) otherwise enters the public domain through lawful means.

(ii)   "<u>Trade Secrets</u>" means information of the Company or its affiliates, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans, or lists of actual or potential customers or suppliers, which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(iii)   In addition, during the Term and during the periods described in the first sentence of this <u>Section 6(b)</u>, the Executive (a) will receive and hold all Confidential Information and Trade Secrets (collectively the "<u>Company Information</u>") in trust and in strictest confidence, (b) will take reasonable steps to protect the Company Information from disclosure and will in no event take any action causing, or fail to take any action reasonably necessary to prevent, any Company Information to lose its character as Company Information, and (c) except as required by the Executive's duties in the course of his employment by the Company, will not, directly or indirectly, use, disseminate, or otherwise disclose any Company Information to any third party without the prior written consent of the Company, which may be withheld in the Company's absolute discretion.

The provisions of this <u>Section 6(b)</u> shall survive the termination of the Executive's employment (i) for a period of one (1) year with respect to Confidential Information, and (ii) with respect to Trade Secrets, for so long as any such information qualifies as a Trade Secret under applicable law.

(c) <u>Nonsolicitation of Employees and Customers</u>. While employed by the Company and for a period of one (1) year following the later of the date his employment is terminated hereunder or, if applicable, the last day of the Severance Period, the Executive agrees that he will not directly or indirectly (i) solicit, sell, service or accept, or induce the termination, cancellation or non-renewal of, any business from or by any person, corporation, firm or other entity including but not limited to, (A) accounts constituting a client account of the Company or (B) who is or was an active prospective client of the Company with whom the Company has engaged in negotiations, (ii) solicit, offer, negotiate or otherwise seek to acquire any interest in any potential acquisition target of the Company, (iii) make known the names and addresses of Company's customers or any information relating in any manner to the Company's trade or business relationships with such customers, or (iv) attempt to employ or enter into any contractual arrangement with any employee or former employee of the Company, unless such employee or former employee has not been employed by the Company for a period in excess of one year.

(d) <u>Books and Records</u>. All books, records, reports, writings, notes, notebooks, computer programs, sketches, drawings, blueprints, prototypes, formulas, photographs, negatives, models, equipment, chemicals, reproductions, proposals, flow sheets, supply contracts, customer lists, and other documents and/or things relating in any manner to the business of the Company (including but not limited to any of the same embodying or relating to any Confidential Information or Trade Secrets), whether prepared by the Executive or otherwise coming into the Executive's possession, shall be the exclusive property of the Company and shall not be copied, duplicated, replicated, transformed, modified, or removed from the premises of the Company except pursuant to the business of the Company and shall be returned immediately to the Company on termination of the Executive's employment hereunder or on the Company's request at any time.

(e) <u>No Conflict</u>. The Executive represents to the Company that his execution and performance of this Agreement does not violate the provisions of any employment, non-competition, confidentiality, or other material agreement to which he is a party or by which he is bound. The Executive also agrees to indemnify and hold harmless the Company from any and all damages and other obligations or liabilities incurred by the Company in connection with any breach of the foregoing representation.

(f) Notwithstanding any other provision of this agreement, nothing in this section 6 shall in any way prohibit or restrict Executive from continuing with those businesses listed in section 1(b)(iii) above, during and at all times after the termination or expiration of this agreement.

7.   Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach by the Executive of any of the covenants contained in Section 6 of this Agreement will cause irreparable harm and damage to the Company, the monetary amount of which may be virtually impossible to ascertain. As a result, the Executive recognizes and hereby acknowledges that the Company shall be entitled to an injunction from any court of competent jurisdiction (without posting a bond or other security) enjoining and restraining any violation of any or all of the covenants contained in Section 6 of this Agreement by the Executive or any of his affiliates, associates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other remedies the Company may possess.

8.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to conflicts of laws principles thereof and all questions concerning the validity and construction hereof shall be determined in accordance with the laws of said state. Entire Agreement. This Agreement constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between the Executive and the Company (or any of the Company's other affiliates) with respect to such subject matter. Any prior agreements, understandings, and/or arrangements for the provision of services by the Executive to the Company and the compensation of the Executive in any form are hereby terminated in all respects, and Executive hereby releases and forever discharges the Company and the affiliates of the Company from any and all liabilities and obligations of any nature arising out of or in connection with any and all such prior agreements, understandings, and/or arrangements. This Agreement may not be modified in any way unless by a written instrument signed by both the Company and the Executive.

9.   Notices. Any notice required or permitted to be given hereunder shall be deemed given when delivered by hand or when deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, (i) if to the Company, Attention: General Counsel, 485 Madison Ave., 14th Floor, NY, NY 10022; and (ii) if to the Executive, to Jeffrey Smedsrud, 8009 34th Ave. So., Suite 360, Bloomington, MN 55425 to such other address as either party hereto may from time to time give notice of to the other.

10. Benefits; Binding Effect. This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where applicable, assigns, including, without limitation, any successor to the Company, whether by merger, consolidation, sale of stock, sale of assets or otherwise; *provided, however* that the Executive shall not delegate his employment obligations hereunder, or any portion thereof, to any other person.

11. Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, or sections contained in this Agreement shall not affect the enforceability of the

remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted. If such invalidity is caused by length or time or size of area, or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

12. <u>Waivers</u>. The waiver by either party hereto of a breach of violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

13. <u>Damages</u>. Nothing contained herein shall be construed to prevent the Company or the Executive from seeking and recovering from the other damages sustained by either or both of them as a result of its or his breach of any term or provision of this Agreement. In the event that either party hereto initiates an arbitration proceeding in accordance with Section 17 hereof or brings suit for the collection of any damages resulting from, or for the injunction of any action constituting, a breach of any of the terms or provisions of this Agreement, then the party found to be at fault shall pay all reasonable court costs and attorneys' fees of the other.

14. <u>Section Headings</u>. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15. <u>No Third-Party Beneficiary</u>. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Company, the parties hereto and their respective heirs, personal representatives, legal representatives, successors and assigns, any rights or remedies under or by reason of this Agreement.

16. <u>Dispute Resolution</u>. If the parties should have a material dispute arising out of or relating to this Agreement or the parties' respective rights and duties hereunder, then the parties shall resolve such dispute in the following manner: (i) any party may at any time deliver to the other a written dispute notice setting forth a brief description of the issue for which such notice initiates the dispute resolution mechanism contemplated by this <u>Section 16</u>; (ii) during the thirty (30) day period following the delivery of the notice described in <u>Section 16(i)</u> above, the parties and/or appropriate representatives of the parties will meet and seek to resolve the disputed issue through negotiation; and (iii) if the parties and/or representatives of the parties are unable to resolve the disputed issue through negotiation, then within ten (10) days after the period described in Section 17(ii) above, the parties will refer the issue (to the exclusion of a court of law) to final and binding arbitration in Minneapolis, Minnesota. In any arbitration pursuant to this Agreement, (i) discovery shall be allowed and governed by the Minnesota law of civil procedure and (ii) the award or decision shall be rendered by a majority of the members of an arbitration panel consisting of three (3) members, one of whom shall be appointed by each of the respective parties and the third of whom shall be the chairman of the panel and be

appointed by mutual agreement of said two party-appointed arbitrators. In the event of failure of said two arbitrators to agree within thirty (30) days after the commencement of the arbitration proceeding upon the appointment of the third arbitrator, the third arbitrator shall be appointed by the presiding civil judge of the District Court of Hennepin County, Minnesota. In the event that either party shall fail to appoint an arbitrator within ten (10) days after the commencement of the arbitration proceedings, such arbitrator and the third arbitrator shall be appointed by the presiding civil judge of the District Court of Hennepin County, Minnesota. Nothing set forth above shall be interpreted to prevent the parties from agreeing in writing to submit any dispute to a single arbitrator in lieu of a three (3) member arbitration panel. Upon the completion of the selection of the arbitration panel (or if the parties agree otherwise in writing to a single arbitrator), the arbitration proceeding shall be completed within no more than thirty (30) days thereafter and an award or decision shall be rendered within no more than thirty (30) days thereafter. Each of the parties shall be responsible to pay the arbitrator's fees for the arbitrator they appoint and one-half (½) of the fees of the third arbitrator or, alternatively, if the parties agree to a single arbitrator, each party shall pay one-half (½) of such arbitrator's fee. The arbitration panel, or single arbitrator, as applicable, shall be empowered to award the successful party in the arbitration such party's fees and expenses of conducting the arbitration, including a reasonable amount for attorney's fees. Notwithstanding the foregoing, the request by either party for preliminary or permanent injunctive relief, whether prohibitive or mandatory, shall not be subject to arbitration and may be adjudicated only by the courts of the State of Arizona or the U.S. District Court in Minnesota. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR PROCEEDING RELATING TO OR ARISING OUT OF THIS AGREEMENT, OR ANY TRANSACTION OR CONDUCT IN CONNECTION HEREWITH, IS WAIVED.

17.   409A Tax Liability. Any provision of this Agreement to the contrary notwithstanding, the Company will suspend paying the Executive any cash amounts that Executive is entitled to receive pursuant to Section 5(d) hereof during the six (6) month period following termination of Executive's employment (the "409A Suspension Period"), unless the Company reasonably determines that paying such amounts in accordance with Section 5(d) hereof will not result in Executive's or the Company's liability for additional tax or penalty under Section 409A of the Internal Revenue Code of 1986, as amended. As soon as reasonably practical after the end of the 409A Suspension Period, Executive will receive a lump sum payment in cash for an amount equal to any cash payments that the Company does not make during the 409A Suspension Period. Thereafter, Executive will receive any remaining payments pursuant to Section 5(d) hereof, in accordance with the terms of such Section (as if there had not been any suspension of payments).

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Independence Holding Company

By: **/s/ David T. Kettig**
David T. Kettig
Senior Vice President

Mr. Jeffrey C. Smedsrud

/s/ Jeffrey C. Smedsrud